UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. __)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                CORGENTECH, INC.
                                ----------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    21872P105
                                    ---------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |X|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  21872P105                                          Page 2 of 14 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of
        Above Persons

         Alta Partners II, Inc.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a)
                                                                       (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       523,805
Person With
                                    (7)      Sole Dispositive Power    -0-

                                    (8)      Shared Dispositive Power  523,805

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

       523,805                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

      2.7% --- EXIT FILING      Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  21872P105 .                                        Page 3 of 14 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Alta California Partners III, L. P.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a)
                                                                       (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       523,805
Person With
                                    (7)      Sole Dispositive Power    -0-

                                    (8)      Shared Dispositive Power  523,805

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

        523,805                 Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.7% --- EXIT FILING   Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  PN
--------------------------------------------------------------------------------

CUSIP No.  21872P105                                          Page 4 of 14 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Alta California Management Partners III, LLC.
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a)
                                                                       (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         Delaware
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       523,805
Person With
                                    (7)      Sole Dispositive Power    -0-

                                    (8)      Shared Dispositive Power  523,805

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

       523,805                  Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.7% --- EXIT FILING   Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No.  21872P105                                          Page 5 of 14 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Alta Embarcadero Partners III, LLC
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a)
                                                                       (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         California
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       523,805
Person With
                                    (7)      Sole Dispositive Power    -0-

                                    (8)      Shared Dispositive Power  523,805

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         523,805           Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.7% --- EXIT FILING   Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  CO
--------------------------------------------------------------------------------

CUSIP No.  21872P105                                          Page 6 of 14 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Garrett Gruener
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a)
                                                                       (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       523,805
Person With
                                    (7)      Sole Dispositive Power    -0-

                                    (8)      Shared Dispositive Power  523,805

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         523,805           Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.7% --- EXIT FILING   Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.  21872P105                                          Page 7 of 14 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Daniel Janney
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a)
                                                                       (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         12,500
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       523,805
Person With
                                    (7)      Sole Dispositive Power    12,500

                                    (8)      Shared Dispositive Power  523,805

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         536,305                Please see Attachment A and Footnote 1
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.8% --- EXIT FILING   Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Footnote 1: Includes 506,606 shares beneficially owned by Alta California Partners III, L.P., 17,199 shares beneficially owned by Alta Embarcadero Partners III, LLC and Stock Options for 12,500 shares of Common Stock. Please see Attachment A.

CUSIP No.  21872P105                                          Page 8 of 14 Pages


--------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of
        Above Persons

         Guy Nohra
--------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                 (a)
                                                                       (b) X

--------------------------------------------------------------------------------
  (3)    SEC Use Only


--------------------------------------------------------------------------------
  (4)    Citizenship or Place of Organization

         United States
--------------------------------------------------------------------------------
                             Please see Attachment A

Number Of Shares                    (5)      Sole Voting Power         -0-
Beneficially Owned
By Each Reporting                   (6)      Shared Voting Power       523,805
Person With
                                    (7)      Sole Dispositive Power    -0-

                                    (8)      Shared Dispositive Power  523,805

--------------------------------------------------------------------------------
  (9)    Aggregate Amount Beneficially Owned By Each Reporting Person

         523,805                Please see Attachment A
--------------------------------------------------------------------------------
  (10)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*


--------------------------------------------------------------------------------
  (11)   Percent Of Class Represented By Amount In Row (11)

         2.7% --- EXIT FILING   Please see Attachment A
--------------------------------------------------------------------------------
  (12)   Type Of Reporting Person

                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                     Item 1.



(a)      Name of Issuer: Corgentech, Inc. ("Issuer")

(b)      Address of Issuer's Principal Executive Offices:

                  650 Gateway Blvd.
                  South San Francisco, CA 94080


Item 2.

(a)      Name of Person Filing:

         Alta Partners II, Inc. ("APII")
         Alta California Partners III, L.P. ("ACPIII")
         Alta California Management Partners III, LLC. ("ACMPIII") Alta Embarcadero Partners III, LLC ("AEPIII")
         Garrett Gruener ("GG")
         Dan Janney ("DJ")
         Guy Nohra ("GN")

 (b)     Address of Principal Business Office:

         One Embarcadero Center, Suite 4050
         San Francisco, CA  94111

 (c)     Citizenship/Place of Organization:


         Entities:         AP II    -       California
                           ACPIII   -       Delaware
                           ACMPIII          Delaware
                           AEPIII           California

         Individuals:      GG               United States
                           DJ               United States
                           GN               United States

(d)      Title of Class of Securities:      Common Stock

(e)      CUSIP Number:

Item 3.  Not applicable.

Item 4         Ownership.

                                      Please see Attachment A
---------------------------------------------------------------------------------------------------

                                        APII       ACPIII      ACMPIII      AEPIII         GG
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

(a)     Beneficial Ownership          523,805     523,805      523,805     523,805      523,805
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

(b)     Percentage of Class             2.7%        2.7%        2.7%         2.7%         2.7%
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

(c)     Sole Voting Power             523,805     523,805      523,805     523,805      523,805
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

        Shared Voting Power             -0-         -0-          -0-         -0-          -0-
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

        Sole Dispositive Power        523,805     523,805      523,805     523,805      523,805
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

        Shared Dispositive Power        -0-         -0-          -0-         -0-          -0-
------- ---------------------------- ----------- ----------- ------------ ----------- -------------
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

                                         DJ          GN
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

(a)     Beneficial Ownership          536,305     523,805
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

(b)     Percentage of Class             2.8%        2.7%
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

(c)     Sole Voting Power              12,500       -0-
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

        Shared Voting Power           523,805     523,805
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

        Sole Dispositive Power         12,500       -0-
------- ---------------------------- ----------- ----------- ------------ ----------- -------------

        Shared Dispositive Power      523,805     523,805
------- ---------------------------- ----------- ----------- ------------ ----------- -------------


Item 5.        Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.         Identification   and  Classification  of  the  Subsidiary  Which
                Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.        Identification and Classification of Members of the Group

No   reporting   person  is  a  member  of  a  group  as   defined   in  Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9.        Notice of Dissolution of Group

Not applicable.

Item 10.       Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:       Joint Filing Statement

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 29, 2006



ALTA PARTNERS II, INC.                               ALTA CALIFORNIA PARTNERS III, L.P.

                                                     By:  Alta California Management Partners III, LLC

By:                                                  By:
   --------------------------------------               --------------------------------------
         Jean Deleage, President                           Daniel Janney, Managing Director



ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC         ALTA EMBARCADERO PARTNERS III, LLC



By:                                                  By:
   --------------------------------------                --------------------------------------
         Daniel Janney, Managing Director                      Daniel Janney, Manager




   --------------------------------------                --------------------------------------
         Daniel Janney                                                Guy Nohra



   --------------------------------------
         Garrett Gruener

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

     We,  the  undersigned,  hereby  express  our  agreement  that the  attached
Schedule 13G is filed on behalf of us.

Date:    January 29, 2006




ALTA PARTNERS II, INC.                               ALTA CALIFORNIA PARTNERS III, L.P.

                                                     By:  Alta California Management Partners III, LLC

By:                                                  By:
   --------------------------------------               --------------------------------------
         Jean Deleage, President                           Daniel Janney, Managing Director



ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC         ALTA EMBARCADERO PARTNERS III, LLC



By:                                                  By:
   --------------------------------------                --------------------------------------
         Daniel Janney, Managing Director                      Daniel Janney, Manager




   --------------------------------------                --------------------------------------
         Daniel Janney                                                Guy Nohra



   --------------------------------------
         Garrett Gruener

                          Attachment A --- EXIT FILING


On 12/15/2005, Corgentech, Inc. merged with AlgoRx Pharmaceuticals, Inc. There was a 1-for-4 reverse stock split of Corgentech, Inc. Common Stock.

Alta Partners II, Inc. provides investment advisory services to several venture capital funds including Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC. As a result of the 1-for-4 reverse stock split, Alta California Partners III, L.P. now beneficially own 506,606 shares of Common Stock and Alta Embarcadero Partners III, LLC beneficially own 17,199 shares Common Stock. The managing directors of Alta California Partners III, L.P. and managers of Alta Embarcadero Partners III, LLC exercise sole voting and investment power in respect to the shares owned by such funds.

Certain principals of Alta Partners II, Inc. are managing directors of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.), and managers of Alta Embarcadero Partners III, LLC. As managing directors and managers of such entities, they may be deemed to share voting and investment powers over the shares beneficially held by such funds. The principals of Alta Partners II, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

Mr. Daniel Janney, Director, is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 506,606 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 17,199 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein. Mr. Janney owns stock options to purchase 10,000 shares of Common Stock that were granted on 10/14/2003 was granted on 10/14/2003 and will expire on 10/14/2013, and 2,500 shares of Common Stock that were granted on 6/8/05 and will expire on 6/7/2015. The options shares are fully vested.

Mr. Guy Nohra is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 506,606 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 17,199 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein

Mr. Garrett Gruener is a managing director of Alta California Management Partners III, LLC (which is the general partner of Alta California Partners III, L.P.) and a manager of Alta Embarcadero Partners III, LLC. Thus he currently shares voting and dispositive powers over the 506,606 shares of Common Stock beneficially owned by Alta California Partners III, L.P. and the 17,199 shares of Common Stock beneficially owned by Alta Embarcadero Partners III, LLC. He disclaims beneficial ownership of all such shares held by the foregoing funds except to the extent of his proportionate pecuniary interests therein.

Alta Partners II, Inc. is a venture capital firm with an office in San Francisco. Alta Partners II, Inc. is a California Corporation. Alta California Partners III, L.P. is a Delaware Limited Partnership, and Alta Embarcadero Partners III, LLC is a California Limited Liability Company.